UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

DYNACQ HEALTHCARE, INC.

(Name of Subject Company)

DYNACQ HEALTHCARE, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

26779V105
(CUSIP Number of Class of Securities)

Hemant Khemka

Chief Financial Officer

Dynacq Healthcare, Inc.
4301 Vista Road

Pasadena, Texas 77504
Telephone: (713) 378-2000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)

With copies to:

Robert D. Axelrod, Esq.

Axelrod, Smith & Kirshbaum

5300 Memorial Drive, Suite 1000

Houston, Texas 77007

Telephone: (713) 861-1996

☐                                Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.   Subject Company Information

(a)   Name and Address

The name of the subject company is Dynacq Healthcare, Inc., a Nevada corporation. In this Schedule, unless the context otherwise requires, “Dynacq,” “we,” “us” and “our” refer to Dynacq Healthcare, Inc.  Dynacq’s principal executive offices are located at 4301 Vista Road, Pasadena, Texas 77504, and its telephone number at that address is (713) 378-2000.

(b)   Securities

The class of equity securities to which this Schedule 14D-9 relates is Dynacq’s common stock, par value $0.001 per share (“Dynacq Common Stock”).  As of February 20, 2014, there were 14,418,626 shares of Dynacq Common Stock outstanding.

Item 2.   Identity and Background of Filing Person

(a)   Name and Address

This Schedule is being filed by Dynacq.  Dynacq’s name, business address and business telephone number are set forth in Item 1 above.

(b)   Tender Offer

This Schedule relates to the tender offer by Furlong Fund LLC, a Delaware limited liability company (the “Offeror”). The tender offer, as amended, is disclosed in Amendment No. 1 to a Tender Offer Statement filed under cover of Schedule TO by the Offeror with the United States Securities and Exchange Commission (the “SEC”) on February 28, 2014 (the “Schedule TO”). According to the Schedule TO, the Offeror is managed by Furlong Financial, LLC, and Daniel Rudewicz is the sole managing member of Furlong Financial, LLC. Neither the Offeror, Furlong Financial, LLC, nor Mr. Rudewicz is affiliated with Dynacq or its management.

The Offeror is seeking to acquire 1,356,200 of the issued and outstanding shares of Dynacq Common Stock for $0.03 per share, net to the seller in cash, without interest, less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase and related Letter of Transmittal (both of which are included in the Schedule TO), which, collectively with any amendments or supplements thereto, we refer to as the “Offer.” On February 19, 2014, the Offeror originally issued an offer to purchase 6,020,306 shares of Dynacq Common Stock at a price of $0.03 per share, but reduced the maximum number of shares it was tendering for to 1,356,200 pursuant to its amended Schedule TO on February 28, 2014.

The Schedule TO states that the principal executive office of Furlong Financial, LLC are located at 5425 Wisconsin Avenue, Suite 600, Chevy Chase, Maryland 20815 and the telephone number at that location is (202) 999-8854.

Dynacq takes no responsibility for the accuracy or completeness of any information contained in the Amended and Restated Offer to Purchase, Letter of Transmittal and/or Schedule TO, including information concerning the Offeror or its respective affiliates, officers, or directors, or actions or events with respect to any of them. Dynacq also takes no responsibility for the accuracy or completeness of such information or for any failure by the Offeror to disclose events or circumstances that may have occurred and may affect the significance, completeness, or accuracy of any such information.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Prior to the Offeror filing its pre-amended Schedule TO on February 19, 2014, Dynacq had no contact or communications with the Offeror or any of its affiliates. Since that date, Dynacq and the Offeror and its affiliates have been in communication, and on March 17, 2014, Dynacq, Furlong Financial, LLC and Mr. Rudewicz entered into a Standstill Agreement, a copy of which is attached to this Schedule as Exhibit (e)(1).

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The Standstill Agreement provides, among other terms and conditions, that the Offeror must make a “summary publication” in either the Houston Chronicle, the Houston Press or the Houston Business Journal to comply with the SEC’s tender offer rules. In addition, the Offeror will indemnify, defend and hold harmless Dynacq and its representatives against and in respect of any losses, liabilities, obligations, damages, demands, claims, actions, fines, costs or expenses incurred by Dynacq or any of its representatives based upon, resulting from or arising out of any violations of the SEC’s tender offer rules by the Offeror or any of its representatives. The Standstill Agreement also provides that the Offeror and its affiliates are prohibited from, among other things, directly or indirectly, (i) acquiring or otherwise obtaining any ownership interest in more than 10.0% of the outstanding shares of Dynacq Common Stock; (ii) engaging in any solicitation of proxies or consents in any election contest with respect to Dynacq’s directors or otherwise seeking to influence others with respect to the voting for directors; (iii) pursuing any lawsuits, claims or other proceedings against Dynacq or its representatives; or (iv) publicly disparaging or criticizing Dynacq, its business or any current or former directors, officers or employees of Dynacq. Moreover, the Standstill Agreement provides that Dynacq must file with the SEC and disseminate to its stockholders a Solicitation/Recommendation Statement on Schedule 14D-9, in which the Board of Directors of Dynacq will state that it expresses no opinion and remains neutral toward the Offer of the Offeror. Further, Dynacq is prohibited from, among other things, directly or indirectly, (i) pursuing any lawsuits, claims or other proceedings against the Offeror or its representatives; (ii) interfering in any way with the Offer, including influencing or attempting to influence any shareholder of Dynacq that may tender shares in the Offer against tendering his or her shares; or (iii) publicly disparaging or criticizing the Offeror, its business or any current or former directors, officers or employees of the Offeror.

The foregoing description of the Standstill Agreement does not purport to be complete and is subject to and qualified in its entirety by the full text of the Standstill Agreement attached hereto as Exhibit (e)(1) and incorporated herein by reference.

Item 4. The Solicitation or Recommendation

(a)   Solicitation or Recommendation

The Board of Directors of Dynacq is expressing no opinion to Dynacq’s stockholders and is remaining neutral with respect to the Offer.  Accordingly, Dynacq has not made a determination as to whether the Offer is fair to, or in the best interests of, its stockholders and is not making a recommendation regarding whether Dynacq’s stockholders should participate in the Offer.  Dynacq urges each stockholder to make his, her or its own decision regarding the Offer, including, among other things, the adequacy of the Offer Price, based on all of the available information and in light of the stockholder’s own investment objectives, the stockholder’s view with respect to Dynacq’s prospects and outlook, the matters considered by Board of Directors, as noted below, and any other factors that the stockholder deems relevant to his, her or its investment decision.

(b)   Background of the Offer and Reasons for Recommendation

Background of the Offer

The information disclosed in Item 3 of this Schedule is incorporated by reference herein. As described in Item 3, in connection with the Standstill Agreement, Dynacq and its Board of Directors have agreed to express no opinion and remain neutral toward the Offer of the Offeror. Prior to entry into the Standstill Agreement, however, the Board of Directors had already determined to express no opinion and remain neutral toward the Offer, and accordingly the Board would make this recommendation had the Standstill Agreement not been entered into.

Reasons for the Recommendation

In determining not to express an opinion and to remain neutral with respect to the Offer, the Board of Directors considered a number of factors relating specifically to the Offer, including the following:

•	that there is no obligation on behalf of any stockholder to tender;

•	that each stockholder can make an independent judgment of whether to maintain his, her or its interest in Dynacq or to reduce or possibly eliminate such interest in Dynacq by participating in the Offer;

•	that Dynacq has not performed a financial analysis or formal appraisal of the fair market value of its common stock nor has Dynacq engaged any outside financial advisor or other third parties to conduct such an analysis, and therefore is not in a position to evaluate the adequacy of the Offer Price from a financial point of view;

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•	that while it is up to individual stockholders to consider the factors relevant to them, the Board of Directors expects that among such factors some stockholders might consider the following:

•	the stockholder’s determination of the adequacy of the Offer Price based on the stockholder’s own assessment of the value of Dynacq Common Stock and the stockholder’s own investment objectives including, but not limited, to such shareholder’s risk profile and investment time horizon;

•	the Offeror’s financial condition;

•	the terms and conditions of the Standstill Agreement;

•	the tax and accounting consequences for each stockholder of participating in the Offer;

•	the fact that a stockholder whose shares are tendered into the Offer and accepted for purchase by the Offeror will cease to participate in any benefits, or be exposed to the risks, of an investment in Dynacq following the closing with respect to the shares tendered and accepted.

The Dynacq Board did not find it practicable to provide specific assessments of, quantify, or otherwise assign any relative weight to, the specific factors considered in determining their recommendation.  The Dynacq Board’s determination was, rather, made after consideration of the factors taken as a whole.

(c)    Intent to Tender

To Dynacq’s knowledge, after reasonable inquiry, neither Dynacq nor any of its executive officers, directors, affiliates or subsidiaries currently intends to tender its shares of Dynacq Common Stock held of record or beneficially by them under the Offer.

Item 5.   Persons/Assets Retained, Employed, Compensated or Used

Neither Dynacq nor any person acting on its behalf has employed, retained, compensated or used any person to make solicitations or recommendations to security holders of Dynacq with respect to the Offer.

Item 6.   Interest in Securities of the Subject Company

No transactions in Dynacq Common Stock have been effected during the past 60 days by Dynacq or any of its subsidiaries or, to the best of Dynacq’s knowledge, by any executive officer, director, or affiliate of Dynacq.

Item 7.   Purposes of the Transaction and Plans or Proposals

Other than as described in this Schedule, Dynacq is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer or other acquisition of Dynacq’s securities by Dynacq, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Dynacq or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of Dynacq or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of Dynacq.

Other than as described herein, there are no transactions, Company Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in the first paragraph of this Item 7.

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Item 8.   Additional Information

There are no agreements or understandings, whether written or unwritten, between Dynacq’s executive officers, on the one hand, and Dynacq or the Offeror, on the other, concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise relates to the Offer.

Appraisal Rights

There are no appraisal rights available in connection with the Offer.

Forward-Looking Statements

Certain statements in this Schedule may constitute forward-looking statements.  Dynacq wishes to caution its stockholders that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.  Dynacq refers its stockholders to the documents that Dynacq files from time to time with the SEC, specifically the section entitled “Risk Factors” of its most recent Annual Report filed on Form 10-K, as amended and as updated by its Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, each of which contains and identifies other important factors that could cause actual results to differ materially from those contained in Dynacq’s projections or forward-looking statements. Dynacq stockholders are cautioned not to place undue reliance on the forward-looking statements in this Schedule, which speak only as of the date of this Schedule.  All subsequent written and oral forward-looking statements by or concerning Dynacq are expressly qualified in their entirety by the cautionary statements above.  Dynacq does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise.

Item 9.   Exhibits

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description

(e)(1)	Standstill Agreement (filed herewith)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dynacq Healthcare, Inc.

Date: March 18, 2014	By:	/s/ Eric K. Chan
Name: Eric K. Chan
Title: Chief Executive Officer and President

Exhibit Index

Exhibit No.	Description

(e)(1)	Standstill Agreement (filed herewith)

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